File No. 70-9833

(GEM Transfer of 2% of AE Supply)

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1

FORM U-1

DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

______________________________

Allegheny Energy, Inc.

10435 Downsville Pike

Hagerstown, MD 21740

Allegheny Energy Supply Company, LLC

4350 Northern Pike

Monroeville, PA 15146-2841

_____________________________

Allegheny Energy, Inc.

10435 Downsville Pike

Hagerstown, MD 21740

The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson, Esq.

Vice President and General Counsel

Allegheny Energy, Inc.

10435 Downsville Pike

Hagerstown, MD 21740

Anthony Wilson, Esq.

Senior Attorney

Allegheny Energy Service Corporation

10435 Downsville Pike

Hagerstown, MD 21740

Applicants hereby amend the application replacing Items 1 through 7 with the following:

Item 1.   Description of the Proposed Transaction

             A.   Background

Allegheny Energy, Inc. ("Allegheny"), a registered public utility holding company, and Allegheny Energy Supply Company, L.L.C. ("AE Supply"), its wholly owned generating company subsidiary (collectively "Applicants"), have filed this application - declaration pursuant to sections 6(a), 7, and 12, of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 44, 53 and 54 under the Act.

The Applicants and Allegheny Energy Global Markets L.L.C., a newly formed wholly owned Rule 58 subsidiary of AE Supply ("Rule 58 Company"),1 Merrill Lynch & Co. ("ML") and Merrill Lynch Capital Services, its wholly owned subsidiary ("MLCS" together with ML, "Merrill Lynch"), have entered into an Asset Contribution and Purchase Agreement dated January 8, 2001 ("Agreement"). Under the terms of the Agreement AE Supply acquired Global Energy Markets ("GEM"), Merrill Lynch's energy commodity marketing and trading unit in exchange for $490 million.2 The transaction closed on March 16, 2001.3 Under the Agreement, AE Supply, through the use of a Rule 58 Company, Allegheny Energy Global Markets, LLC, acquired GEM. The consideration for acquiring GEM was $490 million in cash plus, subject to Securities and Exchange Commission ("Commission") approval, a two percent equity interest in AE Supply. The Agreement further provides that if the Commission does not approve the transfer of the two percent equity interest by a date certain, Allegheny, AE Supply, and Allegheny Energy Global Markets are obligated to make an additional cash payment, under Rule 58, to Merrill Lynch. The transaction was accounted for as a purchase.

Allegheny and AE Supply financed the acquisition through a sale of debt that was previously approved by this Commission in Holding Co. Act Release No. 27199 (July 14, 2000) and was consistent with the Applicants' then existing financing limits under Rule 58. By this application, Applicants seek authority to sell to Merrill Lynch a two percent (2%) membership interest in AE Supply. Applicants request expedited treatment of this application and request that an order be issued and effective not later than May 30, 2001.

1 Rule 58 provides that Section 9(a) of the Act shall not apply to: The acquisition by a registered holding company, or a subsidiary company thereof, of the securities of an energy-related company; provided, that, after giving effect to any such acquisition, the aggregate investment by such registered holding company and subsidiaries in all such companies does not exceed the greater of:(i) $50 million; or (ii) 15% of the consolidated capitalization of such registered holding company, as reported in the registered holding company's most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q.

2 See Exhibit A, Asset Contribution and Purchase Agreement.

3 The acquisition of GEM was exempt from section 9(a) of the Act because GEM is an energy related company under Rule 58 of the Act. Pursuant to the requirements of Rule 58, after giving effect to the acquisition of GEM, Allegheny Energy Global Markets, LLC will derive substantially all of its revenues from activities within the United States.

             B.   Overview

                    1.   The Allegheny System

Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny family of companies consists of three regulated electric public utility companies, West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power") (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power) and The Potomac Edison Company ("Potomac Edison") and a regulated public utility natural gas company, Mountaineer Gas Company, which is a wholly owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power"). Allegheny Power delivers electric energy to about three million people or 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to about 230,000 customers in West Virginia. West Penn is subject to the regulation of the Pennsylvania Public Utility Commission, Monongahela Power is subject to the regulation of both the West Virginia Public Service Commission and the Ohio Public Utility Commission, Monongahela Power's subsidiary, Mountaineer Gas Company, is subject to the regulation of the West Virginia Public Service Commission, and Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Public Service Commission and the Virginia State Corporation Commission.

For the twelve (12) months ended September 30, 2000, Allegheny's gross revenues and net income were approximately $3.524 billion and $188 million, respectively.

                  2.   AE Supply

In the face of deregulation, and the resulting competition, the Allegheny system has moved aggressively to expand its energy holdings and customer base. Applicants' efforts have resulted in a number of filings with the Commission. Those filings are summarized below.

By order dated November 12, 1999 (Holding Company Act Release No. 27101), the Commission authorized Allegheny to form AE Supply for the purpose of holding generating assets, rights, interests and related obligations and to transfer the West Penn generating assets to AE Supply. Thereafter, in File No. 70-9627 the Commission authorized the transfer to AE Supply of certain Potomac Edison generating assets and other related interests.4 Under the terms of Order No. 27101, pending completion of the record, the Commission reserved jurisdiction over certain proposed transactions involving the transfer of assets consisting of Potomac Edison's undivided 100% ownership interest in the Luray, Newport, Shenandoah and Warren hydroelectric generating stations ("VA Hydro Assets"), and a request to merge AE Units 1 and 2, L.L.C., a non-utility subsidiary of Allegheny that owns two 44 MW generation units and associated transmission facilities, step-up transformers, breakers and interconnection facilities near Springdale, Pennsylvania, with AE Supply in exchange for AE Supply assuming the former company's outstanding debt. The record has been completed with the filing of the Order of the Virginia State Corporation Commission approving the transfer of the VA Hydro Assets and a copy of the Order of

4 Holding Company Act Release No. 27205 (July 31, 2000).

the Federal Energy Regulatory Commission approving the merger of AE Units 1 and 2, L.L.C. into AE Supply. An order is expected by the end of the 2nd quarter 2001.

For the twelve (12) months ended December 31, 2000, Allegheny's gross revenues and net income were approximately $4.012 billion and $237 million, respectively. For the twelve (12) months ended December 31, 2000, AE Supply's gross revenues and net income were approximately $2.260 billion and net income of approximately $75 million.

            C.   Request for Authority

                  1.   Transfer of Membership Interests

Applicants seek authorization to issue 2% of the membership interests in AE Supply to Merrill Lynch pursuant to the Agreement. Specifically, Section 6 of the Act, which governs the issuing, selling, or altering rights of stockholders, provides that:

Except in accordance with a declaration effective under Section 7 of this title and with the order under such section permitting such declaration to become effective, it shall be unlawful for any registered holding company or subsidiary company thereof, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, directly or indirectly (1) to issue or sell any security of such company; or (2) to exercise any privilege or right to alter the priorities, preferences, voting power, or other rights of the holders of an outstanding security of such company

.

Additionally, Rule 44, Sales of Securities and Assets, provides that:

Sales of utility securities or assets. No registered holding company shall, directly or indirectly, sell to any person any security which it owns of any public utility company, or any utility assets, except pursuant to a declaration notifying the Commission of the proposed transaction, which has become effective in accordance with the procedure specified in Sec. 250.23, and pursuant to the order of the Commission with respect to such declaration under the applicable provisions of the Act.

Applicants believe that the consideration to be paid in connection with the acquisitions is fair and reasonable.

The transaction will tend toward the proper functioning of the Allegheny holding company system in a partly deregulated, partly regulated operating environment and, as a consequence, toward the economical and efficient development of an integrated public utility system. Particularly in light of the trend towards deregulation, increased competition and rapidly growing demand for energy in the areas serviced by AE Supply it will allow for the efficient delivery of energy to AE Supply's customers, and will allow AE Supply to more effectively compete for customers, fostering a more competitive environment benefiting all customers. Likewise, the acquisitions are "reasonably incidental, or economically necessary and appropriate to" the operations of a registered electric utility holding company system such as Allegheny, as the acquisitions will facilitate the Allegheny system in meeting the rapidly growing demand for energy within the East Central Area Reliability region, the Mid-American Interconnected Network and the Southeastern Electric Reliability Council.

The issuance will not result in the existence of any company in the holding system that would unduly or unnecessarily complicate the capital structure, or unfairly or inequitably distribute voting power among security holders, of the Allegheny system.

Item 2.   Fees, Commissions and Expenses

Fees, commissions and expenses in the estimated amount of $12,000 are expected to be incurred in connection with the proposed transactions. None of the fees, commissions or expenses are to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost.

Item 3.   Applicable Statutory Provisions

Sections 6(a), 7, and 12 of the Act, and Rules 44, 53, and 54 under the Act are directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration. Sections 6(a), 7, 11(b)(2) and 12 of the Act and Rules under the Act 44 apply to the issue and sale of securities, by AE Supply under the Act are directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.

Rule 53 limits the use of proceeds from the issuance of any securities (including any guarantees) by a registered holding company to finance investments in any EWG, as defined in Section 32 of the Act, and Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or FUCO, as defined in Section 33, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

Allegheny is in compliance with all requirements of Rule 53(a). Allegheny's aggregate investment (as defined in Rule 53(a)(1)(i) in all EWGs and FUCOs at December 31, 2000, taking into account the pro forma effects of Order No. 27370 (Issued March 30, 2001) in File No. 70-9801, will be approximately $432.8 million, or about 48% of Allegheny's consolidated retained earnings of $904 million for the four quarters ended December 31, 2000 as defined in Rule 53(a)(1)(ii). In addition, Allegheny has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the employee limitation under Rule 53(a)(3), and the limitation under Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable.

Item 4.   Regulatory Approvals

An application for approval has been filed with the Department of Justice under Hart-Scott-Rudino and with the Federal Energy Regulatory Commission ("FERC") under Sections 203 and 205. The review period under H art-Scott-Rudino has expired without comment. The FERC continues to review the application. Except as noted above, no state commission or federal commission other than this Commission, has jurisdiction over the transactions for which authority is sought herein.

Item 5.   Procedure

It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of this transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

  Exhibits

A	Purchase and Sale Agreement
(Filed February 8, 2001)
D-1	Federal Energy Regulatory Commission Application
(To be filed by amendment)
D-2	Order of the Federal Energy Regulatory Commission Application
(To be filed by amendment)
D-3	Department of Justice Hart-Scott-Rudino Filing
(To be filed by amendment)
F	Opinion of Counsel (To be filed by amendment)
G	Financial Data Schedules (To be filed by amendment)
H	Form of Notice (Filed February 8, 2001)

  Financial Statements

FS-1	AE Supply balance sheet, per books and pro forma
(To be filed by amendment).

FS-2	AE Supply statement of income and retained earnings, per books and pro forma (To be filed by amendment)

Item No. 7.   Information as to Environmental Effects

     (a)  For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the a National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

     (b)  Not applicable.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Allegheny Energy, Inc.
Allegheny Energy Supply Company, L.L.C.

By /S/ THOMAS HENDERSON
Thomas Henderson

Dated: May 2, 2001